May 20, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen G. Krikorian, Accounting Branch Chief

Tamara Tangen, Staff Accountant

Christine Davis, Assistant Chief Accountant

Ivan Griswold, Staff Attorney

Maryse Mills-Apenteng, Special Counsel

Re:	Check Point Software Technologies Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed March 19, 2013

File No. 000-28584

Ladies and Gentlemen:

Check Point Software Technologies Ltd. (the “Company”) hereby advises the Staff of the Securities and Exchange Commission (the “Staff”) that the Company has received the Staff’s letter dated May 16, 2013 (the “Comment Letter”), regarding the Commission’s review of Company’s Annual Report on Form 20-F for its fiscal year ended December 31, 2012. The Comment Letter indicates that the Company must respond within ten business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed on May 20, 2013, between Wilson Sonsini Goodrich & Rosati, P.C., the Company’s outside counsel, and Tamara Tangen of the Staff, the Company respectfully requests an additional ten business days to respond to the Comment Letter. Ms. Tangen indicated that such an extension would be acceptable, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly and will provide a response to the Staff no later than June 14, 2013.

If you have any questions regarding the request made herein, please do not hesitate to call the undersigned at (650) 628-2110, or Rezwan D. Pavri of Wilson Sonsini Goodrich & Rosati, P.C., at (650) 565-3574.

Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

/s/ John Slavitt

John Slavitt

General Counsel

cc:	Rezwan D. Pavri

Wilson Sonsini Goodrich & Rosati, P.C.